Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Manage the present. Create the future.

Build new connections.

2011 Corporate Responsibility Executive Summary

2	|

a message from

OUR CEO

It is my pleasure to introduce Progress Energy’s 2011 Corporate Responsibility

Report. This report is our annual overview of what our company is doing to meet its commitments to the customers and communities we serve, to the environment we all share and to our employees and shareholders who enable us to fulfill our mission.

We know that we provide an essential service and must earn public trust and confidence daily. This requires setting and meeting high standards for behaviors and results. At Progress Energy, we hold each other to high standards, and this includes focusing on safety first and acting with integrity.

Our company has been in the electric utility business for more than a century. There have been dramatic changes over that time in the communities where we live and work. Likewise, this company has undergone a transformation through growth and technology. Now the pace of change is accelerating, driven in part by governmental policies, new advanced technologies and the need to replace aging infrastructure. Although it requires enormous capital investment, the good news is that our power system is getting cleaner, smarter and more secure. We are creating a better future.

We hope this report helps you understand something of Progress Energy’s commitment to doing business in a responsible,

transparent way.

William D. Johnson

Chairman, President and Chief Executive Officer

May 2011

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 3

overview

Progress Energy (NYSE: PGN), headquartered in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts (MW) of generation capacity.

Our company has two regulated integrated electric utilities that serve about

3.1 million customers in North Carolina, South Carolina and Florida.

Company Facts:

• Nearly 11,000 employees

• Approximately $10 billion in annual revenues

• Serves about 3.1 million Southeast customers

• Named to the Dow Jones Sustainability

North America Index for six consecutive years

2010 Generation (megawatt-hours [MWh]):

• 32 sites in the Carolinas and Florida

• 44% Coal

• 30% Gas/Oil

• 25% Nuclear

• 1% Hydropower

• Purchased 1.125 million MWh

from renewable energy resources

Proposed Merger:

• Progress Energy and Duke Energy announced a prospective

merger in January 2011.

• If approved, the merger will create the largest electric utility in the United States, with a regulated customer base of more than 7 million households and businesses.

• The combined company will be better positioned to control costs for customers, modernize plants and other infrastructure, meet new environmental rules and keep up with demand growth.

‘10 Progress Energy Customer Base

Progress Energy

Service Territory

Progress Energy Carolinas: Approx. 12,500 MW capacity,

About 1.5 million customers, 34,000 square miles

Progress Energy Florida: Approx. 10,000 MW capacity,

About 1.6 million customers, 20,000 square miles

Delivering reliable, clean and affordable power is our fundamental mission.

We’re committed to meeting that responsibility for our customers today –

and into the future.

4	|

customers

Key Highlights

• Long-term strategy includes a strong emphasis on

energy efficiency – since 1981 our programs have

reduced usage by 29.25 billion kilowatt-hours (kWh).

• Launched new solar incentive programs in Florida

and the Carolinas.

• Investing in new energy solutions while

retiring aging coal-fired plants.

A Balanced Solution Strategy

A major challenge facing our industry today is meeting

growth in demand while controlling costs and environmental

impacts. At Progress Energy we are addressing this challenge through a balanced strategy that combines energy-efficiency

programs, alternative and renewable energy and a state-ofthe-

art power system.

Energy Efficiency and Demand-Side Management

The company’s Efficiency and Innovative Technology Department was created to develop programs to help customers use energy responsibly and to expand the use of renewable energy and

other innovative energy technologies.

Progress Energy continued to support a wide array of energyefficiency programs in 2010. These include customized

energy reports that evaluate a customer’s energy use and

offer information about rebates for energy-efficiency home

improvements. The company also continued its Neighborhood

Energy Saver program, which brings free energy-efficiency

improvements to low-income customers. As a result of

these various programs, our Carolinas customers alone

saved a total of 132 million kWh in 2010.

The company also worked with various retail stores to offer

discounts to customers purchasing ENERGY STAR® light

bulbs, resulting in sales of more than 1 million energy-saving compact fluorescent lights in 2010.

Alternative and Renewable Energy

Progress Energy is investing in renewable and alternative

energy resources by partnering with organizations throughout our service territory to develop solar, wind, biomass, fuel

cells and other renewable technologies. In 2010, we passed

the significant milestone of signing contracts for 100 new

MW of renewable energy. Also, during the year we continued

to expand our SunSense® program, offering more customer

incentives for home solar energy systems and bringing

several large-scale solar projects online. In addition, we

awarded solar panels and related curriculum materials to

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 5

five schools. Our renewable energy activities are discussed in detail in the environmental chapter of the full online report.

Modernization of Our Power System

Even with significant investments in and expansions of energyefficiency programs and renewable energy resources, we will

need a state-of-the-art power system to meet customers’

energy demands in the future.

In 2010, Progress Energy made significant progress with

previously announced plans to retire the company’s 11 North

Carolina coal-fired power units that do not have sulfur dioxide

(SO2) emissions reduction equipment (flue-gas desulfurization controls). The company broke ground on two new state-ofthe-

art natural gas combined-cycle plants and is on target

to have them online by 2014. This will result in significant reductions in emissions such as carbon dioxide (CO2), SO2,

nitrogen oxides (NOx) and mercury.

In Florida, the company completed the repowering of the

Bartow Plant, modernizing the 50-year-old facility, located

on Tampa Bay, to use cleaner natural gas while more than

doubling its generating capacity. In 2010, we also completed the installation of emissions-reduction equipment at our two largest coal-fired plants in Florida.

Retiring aging power plants is a significant step toward

reducing our carbon emissions. However, even converting

every coal-fired unit in our fleet would not be sufficient to meet anticipated emission-reduction targets of the future.

Therefore, the company is also pursuing more carbon-free

nuclear energy – through the upgrading of existing plants

and possible construction of new ones.

We’re also investing in new energy-delivery technologies,

including enhancements to the electric grid commonly known as

“smart grid.” In the future, our EnergyWise® smart grid initiatives will improve system reliability, increase the use of renewable energy resources and enable programs giving customers better control over their energy use. In 2009, the U.S. Department of

Energy selected Progress Energy to receive a $200 million grant for smart grid programs. One of the projects this grant will fund is the installation of 160,000 “smart meters,” which will give customers better information about their energy use and our

company quicker information about outages and other problems.

Delivering Reliability and Customer Satisfaction

Our efforts to improve service reliability are more focused and intense every year. We continue to increase our preventive

maintenance, investing millions of dollars in the energy-delivery systems and infrastructure that serve our customers. As a result,

customers of both Progress Energy Carolinas and Progress

Energy Florida had electricity for 99.98 percent of the time in 2010. This index is measured by the total average time

customers are without power during the year, excluding

hurricanes or other major storms.

Along with reliable power, we are committed to providing

the highest level of customer service. We use a variety of

methods to measure customer satisfaction, identify improvement opportunities and guide enhancements to our processes

and performance. One example is our Customer Perceptions

Tracker. This continual, year-round study includes interviews with 6,000 randomly selected residential, commercial, industrial and governmental customers to provide feedback on Progress

Energy’s overall performance. Our long-term success can be

seen in numerous national awards and rankings, including the most recent J.D. Power and Associates survey of business

customers, which ranked Progress Energy Carolinas third

in the South and fifth nationwide in customer satisfaction

among large utilities.

Bartow Plant in St. Petersburg, Fla.

6	|

Community Investments

We take an active role in building and supporting the

communities we serve, thoughtfully committing both our

financial resources and time.

Many of our customers continue to struggle as a result of the economic downturn. In 2008, the Progress Energy Foundation

doubled its annual contribution to the Energy Neighbor Fund

from $500,000 to $1 million – a level the company maintained communities

For more than a century, we have maintained strong relationships with the communities we serve, consistently donating our time and resources to make a difference in the places we call home.

*Includes Progress Energy Foundation contributions.

Progress Energy Community Investments* Breakdown by ‘10 y focus areas

Education

Economic Development

includes arts & cultural investments

Health & Human Services

includes employee giving campaign

and Energy Neighbor Fund

Environment

Civic & Community

Other

Total

$2,910,000

$2,185,000

$2,115,000

$1,030,000

$550,000

$210,000

$9,000,000

Key Highlights

• Provided more than $30 million to families in need

since 1982 to help cover heating and cooling bills

through our Energy Neighbor Fund.

• Worked to help bring more than 3,500 jobs and more

than $675 million in investments to the company’s

service areas in 2010.

• Named one of the top organizations in America for

Multicultural Business Opportunities by Diversity-

Business.com.

in 2010. This fund provides assistance to customers who have difficulty paying energy costs, regardless of whether their homes utilize electricity, natural gas or other fuel sources.

During 2010, Progress Energy also invested $9 million in programs that align with our philanthropic focus areas of education, environment, economic development and employee involvement.

Economic Development

Progress Energy has a long history of collaborating with communities in the Carolinas and Florida to support economic growth. Progress Energy's economic development team helped to attract more than 3,500 jobs and more than $675 million in investments to the company's service areas in 2010.

Another important way we support our local economies is through our Supplier Diversity Program, providing equitable opportunities for small and diverse businesses to supply goods and services to our company. In 2010, we worked with more than 400 women- and minority-owned suppliers to obtain more than 11 percent of nonfuel procurements, exceeding our goal of 10.2 percent.

'10 Economic Investment in Progress Energy's Service Area



Year	Investment	Jobs created
2001	$777,250,000	6,898
2002	$653,101,000	4,956
2003	$694,502,000	9,339
2004	$933,910,000	10,051
2005	$1,546,727,000	14,348
2006	$1,417,012,000	7,711
2007	$951,145,000	10,405
2008	$2,590,132,000	11,127
2009	$553,937,300	3,118
2010	**$675,127,000**	**3,541**

'10 Supplier Diversity: ***Minority and Women Business Enterprise (MWBE) Paid Dollars***


4% Minority-owned
$72,860,878
5% Women-owned
$100,457,878
2% Other Diverse
$37,830,910
89% Large & Small (nondiverse)
$1,657,540,530

2010

Total Progress Energy procurement	$1,868,690,196
MWBE actual spend	$211,149,666
MWBE percentage	11.3%
MWBE 2010 goal	10.2%

"Other Diverse" includes: veteran-owned business concern, service-disabled veteran-owned business concern, HUBZone business concern, and 8a business concern. Major Projects and Clean Air spend are excluded from these figures.

Collaborative Partnerships

Successful stakeholder engagement requires a commitment to actively listen, build relationships and collaborate with others to achieve objectives. We believe that constructive engagement benefits both Progress Energy and our stakeholders, and we have embraced it as an integral tool to learn what is important to our customers, communities and shareholders.

Our company is committed to maintaining a constructive legislative and regulatory climate to ensure we can continue to provide reliable and affordable energy to our customers. We routinely communicate with elected officials and regulatory agencies on energy issues and advocate for clear, thoughtful policies that provide shared benefits to customers and shareholders.

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 7

8	|

GLOBAL

climate change

Our Global Climate Change Position

Addressing global climate change will require stable, long-term policies that support the research, development, commercialization and deployment of the breakthrough technologies needed to

reduce GHG emissions substantially.

Although we don’t have final clarity on the rules for reducing

GHG emissions, our company is taking action to curb our

carbon emissions through our balanced strategy of energy

efficiency, renewable and alternative energy and a state-ofthe-

art power system. And we are working constructively to

help shape national policies that achieve the greatest reduction in GHG emissions at the lowest cost to the consumer.

Coal-fired power plants generate about half the electricity

Americans use. Progress Energy is retiring some coal-fired

plants and converting others to cleaner-burning natural

gas. However, natural gas still emits CO2, which means

fuel switching alone cannot achieve significant reductions.

Therefore, we must replace fossil-fueled generation with

carbon-free resources. Today, the only technology capable

of producing carbon-free electricity on a utility scale,

24 hours a day, is nuclear energy.

The company is also actively engaged in the creation of

effective policies and regulations to reduce GHG emissions.

We continue to advocate for climate change policies that

have clear, achievable goals and avoid imposing economic

hardships on consumers, especially those of modest means,

whose energy costs represent a larger share of their

monthly income.

Committed to Reducing GHG Emissions

Progress Energy joined The Climate Registry in 2008 as a founding member in an early effort to be transparent with our GHG

emissions. Data on our 2009 GHG emissions from all stationary combustion sources are available at TheClimateRegistry.org.

Beginning this year, we will report our GHG emissions through the Environmental Protection Agency’s (EPA) mandatory GHG

reporting program. Details of our 2010 emissions will be reported to the EPA later this year and will be available to the public.

Key Highlights

Progress Energy is actively working to reduce greenhouse gas (GHG) emissions and to advance effective climate change policies for our customers, company and the environment we share.

• Working to reduce GHG emissions through energy

efficiency, renewable and alternative energy and

a state-of-the-art power system.

• GHG emissions for 2010 were up from 2009 but still

lower than the peak in 2005. The increase is due

to reduced operation of our nuclear plants and

increased customer demand in 2010.

• Taking an active, constructive role in helping to

shape effective public policy.

Progress Energy's total CO_2 emissions, which account for nearly all of our GHG emissions, peaked in 2005 but have steadily decreased until 2010. Our emissions increased last year due to a combination of factors. These include the shutdown for repairs of our Crystal River 3 nuclear unit, alone accounting for an increase in emissions of approximately 4 million tons, and an additional increase in the operation of our fossil-fueled generating units as a result of an unusually cold winter and hot summer in our service areas.



Historic
Carbon Dioxide Emissions
70
60
50
40
30
20
10
0
millions of tons
61
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10

We are taking a variety of actions to minimize GHG emissions in the future. Many of these activities are discussed in detail in our full online report, including our plans to retire nearly 30 percent of our coal-fired power plant capacity in North Carolina and the launch of new solar power incentives in Florida. We continue to move forward on many fronts, such as taking steps to build new advanced nuclear plants and to evaluate and develop new emerging technologies.

The charts on page 10 provide two illustrative views of our future, using current planning projections. The first chart looks at Progress Energy's potential energy mix and demand growth 20 years from now, and the second one examines what the potential energy mix might mean for our CO_2 emissions.

Carbon Policies and Impacts

The national discussion on climate change and policies to address it has now expanded into both the legislative and regulatory arenas. While state and regional initiatives continue to take shape in parts of the country, we continue to believe that this issue requires a national policy framework – one that is focused on achieving the greatest reduction in GHG emissions at the lowest cost to the consumer. We are working to develop consensus-based strategies with policymakers and stakeholders to effectively address the challenges and opportunities associated with global climate change.

In 2007, the U.S. Supreme Court ruled that the EPA has the authority to regulate greenhouse gases under the current Clean Air Act. This has opened the door to a variety of potential regulatory consequences for thousands of previously unaffected sources of GHG emissions. Regulation of GHG emissions from stationary sources such as power plants, refineries and manufacturing plants began on Jan. 2, 2011.

The Clean Air Act was created to address pollutants directly affecting human health and welfare on a local or sometimes regional level. It was not designed to deal with gases such as CO_2, which has generally uniform concentrations and whose effects on health and welfare are indirect and very difficult to quantify. Progress Energy strongly believes the appropriate policy approach is to develop legislation specifically to address the complex climate change issue on a consistent, national basis.

At Progress Energy, we are committed to responsible actions that help curb emissions, ensure reliable power and control costs for our customers. The company is serving in an active, constructive role to shape effective public policies, and we welcome an informed discussion regarding our energy future.

For our full online 2011 Corporate Responsibility Report, please visit **progress-energy.com/CRR** | 9

GLOBAL CLIMATE CHANGE

'30 **Progress Energy's Planned Energy Resources** – *2030 (illustrative)*


160
140
120
100
80
60
40
20
0
thousands of gigawatt-hours
2011-2030 Electricity Demand Growth
2010 Energy Needs
New Gas
New Nuclear
Existing Assets Operating in 2030
Energy Efficiency
Renewables
Energy Needs
Energy Resources

The first bar in this chart shows the projected growth in our customer's energy needs from 2010 to 2030. The second bar uses current planning projections to illustrate Progress Energy's total potential energy mix in 2030. This demonstrates that in order to accommodate the projected additional load growth and reduce emissions, cleaner energy resources will play an increased role in the future, including energy efficiency, additional natural gas-fired generation and new nuclear capacity.

'30 **Progress Energy's Carbon Dioxide Emissions** – *2030 (illustrative)*


80
70
60
50
40
30
20
10
0
millions of tons
2030 Baseline CO2 Projection
Energy Efficiency
Renewables
Nuclear
Coal Retirement
Gap
2030 CO2 Target

This "waterfall" chart takes an illustrative look at the year 2030 for the company as a whole - this time from the standpoint of potential CO_2 emissions reductions from each aspect of Progress Energy's long-term plan. The CO_2 emissions milestone level reflects a potential policy goal, which is 42 percent below 2005 levels. Note that despite the aggressive emission-reduction steps that the chart reflects, there still is the potential for a 4 million-ton difference between projected emissions and the potential policy goal. As the chart shows, we expect new nuclear power to play the greatest role in reducing emissions and meeting increasing demand for electricity.

10

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 11

A Companywide Commitment

All employees are expected to be active participants in fulfilling our environmental mission. This means demonstrating a

commitment to excellence in environmental stewardship in

every aspect of our daily performance and assuring that

environmental goals and commitments guide all planning,

design, construction and operational decisions.

Environmental Management

A commitment to excellence is an integral component of our

company’s culture. For example, our Continuous Business

Excellence (CBE) strategy is designed to continually evaluate our business practices to drive improvements in productivity,

operational excellence and efficiency. Many of these process improvements also reduce our environmental footprint by

helping to conserve energy and natural resources while

generating less waste or fewer emissions.

We also have a formal environmental management system

(EMS) to oversee the environmental impacts of our business.

Our EMS generally follows the International Standards

Organization 14001 standard and establishes a process to

identify and address environmental risks and to ensure

appropriate senior management oversight on a routine basis.

Renewable and Alternative Energy

Renewable energy is a key component in our long-term

balanced approach to meeting growing energy demand.

We are committed to increasing the use and development

of renewable and alternative energy technologies, including

solar, wind, biomass, hydroelectric and fuel cells. In 2010, we purchased approximately 1.125 million MWh of renewable

energy from a variety of sources, including solar and biomass,

in the Carolinas and Florida. That’s equal to the average

annual electricity use of about 78,000 households.

We have a responsibility to be good stewards of the environment. That’s why we work to protect the environment by conserving natural resources, reducing emissions and developing alternative and renewable energy solutions.

Key Highlights

• Purchased 1.125 million MWh of renewable

energy in 2010.

• Industry leader in innovative water resource

management and natural habitat protection.

• Lowered SO2 and NOx emissions by 70 percent from

1998 levels at our coal-fired plants and are on track

to meet future federal and state requirements.

environment

12 |

In 2007, the North Carolina legislature enacted a renewable

energy portfolio standard (REPS), requiring utilities to purchase or generate 3 percent of their electricity from renewable resources or energy efficiency by 2012 and 12.5 percent by 2021. The

company purchased 7,000 MWh of solar energy in North

Carolina to meet the 2010 solar target in the REPS. We have

a variety of renewable energy purchase agreements with

solar, biomass and hydroelectric generation sources totaling more than 100 MW to help meet our upcoming milestones.

We also maintained our partnerships with NC GreenPower and

Palmetto Clean Energy, giving our customers a convenient

way to support renewable energy directly. And we continued

our partnerships with local schools, helping to install solar panels and bring solar energy educational programs to

students throughout our service areas.

Advanced Vehicle Technologies

Electric transportation and the use of alternative fuels are increasingly cited as methods to reduce GHG emissions and

our country’s dependence on foreign oil. Progress Energy has one of the most advanced utility plug-in electric vehicle (PEV)

programs in the nation.

In 2010, Progress Energy joined Chevrolet in a two-year

demonstration and research program of the new 2011

Chevrolet Volt, the first electric vehicle with extended range.

As part of the program, we will add 12 Volts to our existing fleet of more than 60 alternative-fueled cars and bucket

trucks. Progress Energy will gather data from the drivers and charging stations and will study the impact of the vehicles

on the electric grid. This research will help Progress Energy ensure the right infrastructure is available as the Volt and other plug-in vehicles become increasingly available.

Environment

Hydropower Solar Solar – Biomass – under contract under contract

Progress Energy Service Territory Biomass

Progress Energy Large-Scale Renewable Energy Projects – 500 kW or larger*

Except for four of the hydropower projects, which are owned by Progress Energy, all projects on this map are contracts to purchase the output of a facility owned and operated by a third party. Due to a variety of factors, including current economic conditions, it is possible that not every project under contract will be completed. There are other innovative renewable energy projects, such as waste-heat-recovery facilities and many solar arrays through our SunSense solar programs, that are not represented here because they are not large-scale projects.

*	As of April 2011

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 13

Air Quality

We are working to improve air quality by significantly reducing emissions from our power plants. We have been installing

equipment to reduce NOx emissions from our coal-fired

power plants since 1995. We’ve completed the installation

of additional control equipment that will further reduce

emissions of NOx, SO2 and mercury at our largest coal-fired

power plants. The company also broke ground on new,

cleaner natural gas power plants to replace several older

coal-fired units that we are shutting down.

Through these efforts, the company is well positioned

to meet the requirements of the North Carolina Clean

Smokestacks Act and federal rules such as the Clean Air

Interstate Rule and Clean Air Visibility Rule.

Water Resources

Water is a shared natural resource critical to the production of electricity and a sustainable environment. We are developing and implementing innovative, responsible, consensus-based

solutions to assure the water resources necessary to our

operations and our communities.

For example, we are partnering with the City of Crystal River and the Southwest Florida Water Management District to

build the infrastructure necessary to receive reclaimed water from the city’s wastewater treatment plant. The reclaimed

water will help reduce the use of groundwater by our Crystal

River Energy Complex.

Environment

© GM Corp. Progress Energy partners with automakers like General

Motors to test a variety of electric vehicle technologies, including the new Chevrolet Volt.

0

20

40

60

80

100

120

thousands of tons

‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07

44

‘08 ‘09 ‘10 ‘15

Projected

0

500

1000

1500

2000

2500

pounds (lbs)

‘02 ‘04 ‘05 ‘06 ‘07 ‘08

815

‘01 ‘03 ‘09 ‘15

Projected

Historic + Projected Nitrogen Oxides Emissions

Historic + Projected Mercury Emissions

0

50

100

150

200

250

300

350

400

thousands of tons

‘01 ‘02 ‘03 ‘04 ‘05 ‘06 ‘07 ‘08 ‘09

Projected

129

‘10 ‘15

Historic + Projected Sulfur Dioxide Emissions

overview

14 |

In addition, our Hines Energy Complex near Bartow, Fla., has been chosen by the U.S. Department of Energy as a test site to evaluate the ability of constructed wetlands to provide cooling and makeup water for thermoelectric power plants. This project is being led by Applied Ecological Services Inc. and involves the construction of up to 50 acres of constructed wetlands in 2011.

Natural Resources

We have a responsibility to our customers and communities

to be good stewards of our natural environment. As a large

landowner with more than 50,000 acres of forest, we consider protection of species and habitats on our lands a priority. For example, we are actively involved in reforestation of native trees and the protection of rare plants and nesting sites for migratory birds. We also work to minimize the impact of our operations on aquatic life by extensive biological monitoring and mitigation.

Waste Management

As part of our environmental stewardship, we seek to

maximize the recycling of our waste. Our current facility

recycling program for nonhazardous waste consists of office

paper, cardboard, pallets, glass, aluminum and plastic. In

2010, our corporate facilities diverted nearly 450 tons of

these materials away from landfills and into a recycling

center. We are working to increase this number in 2011.

In the process of generating electricity, power plants also

generate byproducts such as coal-combustion residuals

(CCRs), chemicals and other wastes. As part of our ongoing

commitment to the environment, Progress Energy follows all

state and federal rules for handling these products in a safe and responsible manner.

Our storage facilities for CCRs include ash ponds. Our dams

are assessed regularly by the appropriate local agencies and through our own rigorous inspection program. In addition to

storage, we also provide CCRs for use in building products.

Building products made with CCRs have proved even more

durable and cost-effective than products made with natural

materials. In 2010, we successfully recycled 48 percent of

the CCRs generated at our power plants.

Used nuclear fuel rods are stored safely and securely at our facilities using both wet and dry storage methods. We have

extensive safety and security measures in place to ensure

the protection of the public and environment.

Remediation

We have potential environmental liability for a number of

properties due to prior ownership, mergers, former customary practices or business relationships. During the last 14 years,

we spent more than $70 million on the investigation and

remediation of these sites, restoring them when possible

to a level suitable for redevelopment.

One of the projects – an effort to remediate a former

manufactured gas plant site in Sanford, Fla. – is the largest in-situ stabilization project in the United States, treating more than 142,000 cubic yards of soil and rehabilitating more than

2,300 feet of creek bed. The effort was awarded a 2010

Project Merit Award by the Environmental Business Journal

for its sustainable remediation approach, which reduced

project CO2 emissions by more than 10,000 tons.

Research and Development

In 2010, we invested $6.1 million in Electric Power Research

Institute research programs and projects. Of this, approximately

$1.4 million was related to global climate change policies and carbon reduction options, renewable energy, energy efficiency and electric transportation. In 2011, we will invest approximately

$7.2 million in these areas.

environment

The Crystal River Energy Complex in Florida has four coal plants and one nuclear plant.

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 15

The culture of Progress Energy is what, for many employees,

sets the company apart from other companies. Our culture

statement, with its emphasis on safety, performance, diversity and ethics, is a reflection of the values we hold and the

expectations we have of each other and ourselves.

Health and Safety

From our power plants to our offices, our company is constantly focused on safety. Our expectation is “safety first” because safety for our employees, their families and our communities must always be at the forefront of every decision and task.

Key Highlights

• The company’s Occupational Safety and Health

Administration (OSHA) injury and illness rate is

below 1.0 for the fifth consecutive year.

• Overall company voluntary turnover rate is

less than 2 percent.

• Working to create a comprehensive plan for the

integration of Progress Energy and Duke Energy

following the merger slated for completion at

the end of 2011.

Our diverse, collaborative workforce consistently strives for excellence in every aspect of performance. This commitment is a deeply held part of our culture and an expectation that drives everything we do.

employees

Focus on safety first

•

Act with integrity

•

Excel in our core mission of serving customers

•

Be outstanding financial and environmental stewards

•

Cultivate diversity and inclusion

•

Treat everyone with respect, honesty and fairness

•

Hold each other to high standards

•

Collaborate, adapt and improve continuously

PEOPLE • PERFORMANCE • EXCELLENCE

overview

16 |

Because of that focus, our company is among the best in

the industry in safety performance. In fact, Progress Energy

Florida had its safest year in its history in 2010. In addition,

the company’s OSHA injury and illness rate has been below

1.0 for five consecutive years.

Progress Energy’s 2010 safety performance was also

91 percent below the North American Industrial Classification

System (NAICS) OSHA rate. Achieving and maintaining top

industry safety performance requires ongoing commitment

and continuous improvement. The company continued to

promote safety throughout the workforce, emphasizing hazard

recognition, personal accountability and active caring, with the goal of eliminating workplace injuries and accidents.

Ethics Program

Ethics and corporate integrity are cornerstones of how we do business at all levels of our company. Our company’s rigorous corporate ethics program promotes and enforces compliance

with all regulations, laws and company policies, whether it

relates to our financial statements and business practices or the workplace behaviors of individual employees.

Regulators, elected officials, community leaders, customers,

competitors, investors, the news media and advocacy groups all pay close attention to what we do and how we do it – and we

strive to maintain the trust and confidence that they have in us.

Our Code of Ethics identifies principles and standards of conduct that all employees, contractors and members of the board of

directors are expected to follow. Employees have the opportunity to direct questions and suspected violations to their supervisor,

Human Resources or a confidential, 24-hour ethics phone line.

Engaged Employees

Attracting and retaining talented, motivated employees is critical to our success. To achieve this, we offer a challenging, highperformance work environment that supports individual growth

and development as well as a healthy, balanced lifestyle.

In addition, more than half our workforce chose to participate during 2010 in our employee wellness program, Healthy

Progress, and receive free, voluntary health screenings,

coaching and educational materials. Since the program began

four years ago, our workforce has seen improvements in most

major health indicators, including blood pressure, weight,

tobacco use and exercise.

We also work with area high schools, community colleges

and four-year institutions to ensure a pipeline of well-qualified,

highly trained employees for the future.

Until the merger closes, Progress Energy and Duke Energy

will continue to operate as two entirely separate companies.

At the same time, employees throughout our company are

actively working to develop a plan for the new structure for the combined company, one that takes advantage of the

strengths of both companies and best practices in the industry.

Diversity and Inclusion

Embracing diversity and inclusion is a clear expectation for all Progress Energy leaders and employees. Our success

depends on attracting, engaging and retaining a talented

workforce that reflects the communities we serve. Furthermore,

our company provides fair policies, processes and opportunities.

To implement these objectives, each business unit has its

own diversity and inclusion council, which is overseen by

the Executive Workforce Council, led by Chairman, President

and Chief Executive Officer Bill Johnson, and composed of

all members of the senior management team. This council is

focused on all strategic workforce issues involving attracting,

engaging and retaining top talent.

emplo yees

Progress Energy OSHA* Injury Rate

Our OSHA injury rate was in the top 10 percent of our industry in 2010.

*	OSHA – Occupational Safety and Health Administration † EEI – Edison Electric Institute

0

0.5

1

1.5

2

injuries per 200,000 hours worked

EEI† Top Decile EEI Top Quartile

.74

‘05 ‘06 ‘07 ‘08 ‘09 ‘10

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 17

Key Highlights

• Successfully met 2010 financial goals.

• Held more than 200 Lean events to identify cost

savings and process improvement.

• Proposed merger strongly positions the company

for future growth and success.

We have a reputation for integrity in all aspects of our business – and we constantly work to maintain our history of transparency, ethics and accountability.

We have a responsibility to protect our shareholders’ trust through solid,

sustainable business decisions and practices.

shareholders

Corporate Governance

Progress Energy has a long-standing commitment to the highest standards of integrity, accountability and transparency. Our board of directors oversees and directs our company on our

shareholders’ behalf, and the company works to balance those needs with the interest of customers, employees, regulators,

elected officials and the communities we serve. We have

adopted a set of Corporate Governance Guidelines to document the board’s responsibilities, structure and internal practices.

The board of directors is chaired by Chairman, President and

Chief Executive Officer Bill Johnson. Independence is ensured through the appointment of a lead director, John H. Mullin III.

To view the full list of current directors, please visit

progress-energy.com. Our website also has an in-depth

section on corporate governance, offering insight into our

principles, responsibilities, structure and internal practices.

Productivity and Efficiency

For the past several years, we have been applying a con -

tinuous improvement framework to our operations through

our Continuous Business Excellence efforts. This is a relentless focus on eliminating waste, improving processes and increasing the operating performance of all business units. It is also

gaining a clearer understanding of our cost drivers and of

the dynamics shaping our near- and longer-term workforce

planning needs.

Our core approach to achieve sustainable process improvements is to use the proven “Lean” methodology, which is a set

of principles, tools and techniques applied to a business process to eliminate waste, streamline for quality and efficiency and focus on true customer needs. During 2010, we held more than

200 Lean events, a 50 percent increase over the prior year. The process changes resulting from these events are improving our safety and operational performance, enhancing the productivity and engagement of our employees, managing our rising costs

and, ultimately, increasing customer satisfaction.

conclusion

Corporate and personal responsibility is integral to our culture at Progress

Energy. We are committed to the highest standards of integrity and transparency in all that we do.

This means being good stewards of the environment and the natural resources we share. It means respecting all stakeholders in our company – employees, customers, communities and shareholders – and working hard to understand and value their perspectives.

And it means investing in our service area through corporate giving and partnerships that improve the quality of life for all of us.

For these efforts, we have received national recognition, which is a tribute to our nearly 11,000 employees who focus daily on safety,

operational excellence and delivering superior customer service. We know that millions of people depend on us, and we have to keep earning their trust every day. And while these awards and honors are important, some of the most meaningful feedback comes from customers, shareholders and others like you. Please send us your thoughts at corporatecommunications@pgnmail.com.

sha rehold ers

18 |

Financial Highlights

Once again in 2010, we successfully delivered on our

financial goals. For the fifth consecutive year, we achieved ongoing earnings per share in our original targeted range

or higher. With favorable weather, we slightly exceeded

the top end of the range.

The dividend paid on our common stock is an integral part of our total return proposition and is important to our investors.

In 2010, we continued our long record of commitment to

the dividend. We continue to focus on excelling in the fundamentals of our business, which include safety, operational

excellence, customer service and consistently achieving our

financial objectives. In addition to excelling in these fundamentals,

management has the following four focus areas for 2011:

• Improve the performance of our nuclear fleet;

• Accelerate CBE;

• Optimize our balanced solution strategy; and

• Achieve effective integration planning and timely

merger approvals.

Progress Energy has long maintained close connections with

both the communities we serve and our shareholders. In this

time of transition for our company and our industry, the merger with Duke Energy represents a unique opportunity to build on those strong foundations and form new connections for the future.

Cautionary Statements Regarding Forward-Looking Information: This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,”

“should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning.

Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefit s of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives,

expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to:

the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission ( SEC). These risks,

as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the

Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at

www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It: This document does not constitute an offer to sell or the solicitation of an offer to buy any securities,

or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke

Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy. These materials are not yet final and may be amended. Duke Energy and Progress Energy will delive r the definitive joint proxy statement/prospectus to their respective shareholders.

Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website

(www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation: Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters.

Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on

March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress

Energy using the contact information above.

For our full online 2011 Corporate Responsibility Report, please visit progress-energy.com/CRR | 19

Full report

For more information and our full Corporate Responsibility Report, please visit progress-energy.com/CRR

©2011 Progress Energy Carolinas, Inc. and Progress Energy Florida, Inc.

11-0289 5/11

About the paper used in this executive summary

• Made of 100 percent post-consumer waste material

• Process chlorine free: post-consumer recycled fiber was processed without the use of any additional chlorine or chlorine compounds

• Forest Stewardship Council (FSC) certified: ensures that this paper contains fiber from well-managed and responsibly harvested forests

Cert no. XXX-XXX-XXXX

FPO/

USE PNBW